

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Sumant Sinha
Chief Executive Officer
ReNew Energy Global Limited
C/O Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS

> **Re: ReNew Energy Global Limited**
> **Draft Registration Statement on Form F-4**
> **Submitted March 24, 2021**
> **CIK No. 0001848763**

Dear Mr. Sinha:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-4

Financial Statement Presentation, page 2

1. We understand that you will be updating the registration statement to include historical financial statements of Renew Power Private Limited (ReNew India) for the year ended March 31, 2021, and pro forma financial statements to comply with Article 11 of Regulation S-X. We will review this information once it has been provided.

Industry and Market Data, page 4

2. We note you disclose that certain industry and market data is based on information obtained from various independent publicly available sources and reports provided to

ReNew India (including reports from IHS Markit). However, we also note you disclose on page 75 that ReNew India commissioned IHS Markit to prepare and provide information relating to its industry, which has been extracted and included in this prospectus. Please provide a consent from IHS Markit and any other third-party data that you cite to the extent you commissioned such data. See Rule 436 of the Securities Act.

Questions and Answers about the Business Combination and the RMG II General Meeting, page 22

3.   Please include a question and answer discussing the ownership interests of the holders of RMG II Class A Shares following the Business Combination assuming a maximum and minimum redemption. In that regard, we note your disclosure on page 130 reflects that such holders will have an 8.1% interest in ReNew Global following the Business Combination assuming no exercise of redemption rights by holders of RMG II Class A shares. We also note your disclosure on page 140 that ReNew India's current shareholders will be "rolling over" approximately 85% of their existing equity in ReNew India into equity interests in ReNew Global, which will represent approximately 70% of the pro forma ownership of ReNew Global after the Closing. Please also include appropriate risk factor disclosure and corresponding disclosure in your Organizational Structure chart.

4.   Please provide a separate question and answer that discusses the governance of ReNew Global following the Business Combination, including board nomination rights under the ReNew Global Shareholders Agreement.

5.   We note your disclosure on page 45 that holders of RMG II Class A Shares will be entitled to receive cash for their shares only if they affirmatively vote either for or against the Business Combination Proposal. Please include this information in the questions and answers section regarding redemption rights.

Q. What are the U.S. Federal income tax consequences of the Business Combination to U.S. holders of RMG II Shares and/or RMG II Warrants, page 26

6.   We note you disclose here and on page 149 that it is intended that the exchange by a U.S. Holder of RMG II Shares for ReNew Global Shares qualify as a tax-free transaction described in Section 351 of the Code. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis as to why you do not believe such an opinion is required. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the share exchange and merger, counsel's opinion should discuss the degree of uncertainty. In addition, your disclosure on page 46 that the Business Combination is generally intended to be "tax-deferred" to U.S. Holders of RMG II Shares and RMG II Warrants for U.S. federal income tax purposes does not appear to be consistent with your disclosure elsewhere in

the filing regarding the tax treatment of the Business Combination. Please revise or advise.

7. Please disclose in this section the tax consequences of the Business Combination to U.S. holders of RMG Warrants.

Summary of the Proxy Statement/Prospectus, page 36

8. We note you disclose that ReNew India is the largest utility-scale renewable energy solutions provider in India in terms of total commissioned capacity. Please clarify the meaning of the term utility-scale. In addition, please tell us the basis for your statement Renew India has an additional 4.5GW of committed capacity expected to be commissioned by the year ended March 31, 2023.

The RMG II General Meeting
Quorum and Required Vote for Proposals at the RMG II General Meeting, page 42

9. We note your disclosure here that the approval of the Business Combination Proposal requires the affirmative vote of holders of at least two-thirds of the RMG II Shares that are entitled to vote and are voted at the RMG II General Meeting is inconsistent with your disclosure on pages 27, 108 and 112 that the Business Combination Proposal will require the affirmative vote of the holders of a majority of the ordinary shares that are entitled to vote and are voted. Please advise or revise.

Certain Information Relating to ReNew Global and RMG II
ReNew Global Listing, page 46

10. Please identify the Approved Stock Exchange on which Renew Global will apply for listing.

Risk Factors
The grant and future exercise of registration rights may adversely affect the market price of ReNew Global Ordinary Shares upon consummation, page 93

11. Please quantify the total number of shares of ReNew Global that will be subject to registration rights following the Business Combination, including any registration rights pursuant to the PIPE and RMG II's registration rights agreement.

ReNew Global may issue additional ReNew Global Ordinary Shares or other securities without shareholder approval, page 95

12. Please revise to quantify the number of additional ReNew Global Ordinary Shares that may be issued in connection with a Founder Investors Put Financing Issuance under the terms of the Registration Rights, Coordination and Put Option Agreement.

Extraordinary General Meeting of RMG II Shareholders
RMG II's Initial Shareholders, page 112

13. We note you disclose the percentage of shares RMG II needs to be voted in favor of the Business Combination and Merger Proposal and the Articles of Association Proposal assuming all outstanding RMG II Ordinary Shares are voted. Please expand your disclosure to discuss the percentage of shares RMG II needs to be voted in favor of such proposals assuming the minimum number of outstanding RMG II ordinary shares necessary for a quorum are present.

The Business Combination Proposal
Background of the Business Combination, page 132

14. We note your disclosure that during its search process, RMG II had teleconference, telephonic or email discussions with 27 companies. Please revise your disclosure to provide additional detail regarding the search process, including whether RMG II entered into any substantive discussions or sought indications of interest from any potential target other than ReNew India and the timing and progress of such discussions. In addition, disclose why RMG II determined not to pursue a transaction with any such other potential targets.

15. Please substantially revise your disclosure to discuss how the nature and amount of consideration, transaction structure and other material terms were determined, including how RMG II determined that ReNew India had a $3.75 billion pre-money and $4.961 billion post-money equity value and an enterprise value of approximately $8.65 billion in its letter of intent dated January 18, 2021 and the rationale for reducing such valuation to $7.85 billion post-transaction enterprise value and to $4.4 billion equity value as reflected on page 140. In addition, disclose how the PIPE Investment strategy became part of the discussion on December 23, 2020, and how the key terms with respect to the ancillary documents, including the ReNew Global Shareholders Agreement and the Registration Rights, Coordination and Put Option Agreement term sheets, were agreed. Please also discuss the various tax issues that were raised by RMG II, GSW and others throughout this period and how such issues were resolved.

16. Please disclose which party initiated discussions between the registrant or its affiliates and ReNew India.

RMG II's Board of Directors' Reasons for the Approval of the Business Combination, page 139

17. Please expand your disclosure to disclose the comparable publicly traded company analyses prepared by management, analysis of pro forma capital structure and trading multiples prepared by management and reviewed by the RMG II's Board in determining that the consideration to be paid was reasonable and that the Business Combination was in the best interests of the RMG II Shareholders.

RMG II's Board of Director's Reasons for the Approval of the Business Combination, page 140

18.   We note your disclosure that ReNew India's market has been one of the largest renewable
        markets globally with a capacity of around 90 GW in the year ended March 31, 2019, an
        expected capacity of 450 GW by the year ended March 31, 2030 and an estimated of $282
        billion in investments expected in the next decade. Please revise to clarify "ReNew India's
        market" in this context, and the basis for this information.

Management's Discussion and Analysis of Renew India's Financial Condition and Results of
Operation
Utilization of power generation assets, page 240

19.   Please expand your disclosures under this heading, also within the Business section that
        begins on page 186, to include a tabulation showing the amounts of wind and solar power
        generated and sold in comparison to your weighted average commissioned capacity for
        each period, along with the percentages of utilization.

        Please also expand your analysis of income on page 247, to quantify the power sold each
        period, in discussing the correlation between revenues and capacity, and to address any
        material changes in utilization, the mix of wind and solar power, or rates.

Management's Discussion and Analysis of Financial Condition
Project costs and capital expenditure, page 241

20.   Please expand your disclosure in this section to clarify whether you import solar module
        panels from any countries that will be subject to higher import duties and quantify the
        potential impact of any such import duties to the extent material to you.

Prospective Operational and Unaudited Financial Information of Renew India, page 262

21.   Please clarify the extent to which the projected items represent the most probable specific
        amount for each financial item projected, and reconcile your statement indicating you do
        not intend to provide any update or revision to the prospective information, with Item
        10(b)(3)(iii) of Regulation S-K, applicable pursuant to General Instruction D.2 to Form F-
        4 and General Instruction C(e) to Form 20-F, as it may pertain to circumstances under
        which you would know or have reason to know that your previously disclosed projections
        no longer have a reasonable basis.

22.   Please revise your disclosure to qualitatively and quantitatively discuss all material
        assumptions underlying the projections, including the assumed growth capacity for wind
        and solar power projects in India.

Description of Renew India's Material Indebtedness, page 267

23.   We note you disclose that your summary of certain provisions of the agreements and
        instruments governing and evidencing ReNew India's material indebtedness does not

purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of such agreements and instruments. Please ensure that you have disclosed all material terms of ReNew India's material indebtedness, and revise your disclosure accordingly.

Management of ReNew Global Following the Business Combination, page 269

24.   We note your disclosure regarding board nomination rights of the Founder Investors related to the Founder serving as the Chief Executive Officer or Chairman of "ReNew group." Similarly, you reference Mr. Sinha's employment agreement as Chairman and Chief Executive Officer of "ReNew group." Please revise to clarify the meaning of "ReNew group" in your filing.

Beneficial Ownership of Securities, page 279

25.   Please expand your beneficial ownership table to reflect the beneficial ownership of the ReNew Global Class D shares and identify the natural person or persons who have sole or shared voting or investment power for the securities beneficially owned by CPP Investments and JERA Co.

ReNew India's related party transactions
Shareholders Agreement
Terms of ReNew Global Shares - Voting Rights, page 284

26.   Please disclose the voting percentage that the ReNew Global Class B and Class D Shares will represent after the closing of the Business Combination.

Comparison of Shareholders' Rights, page 303

27.   We note that a vote by stockholders to approve the Business Combination proposal is also a vote to approve Renew Global's Articles of Association which will (i) contain an exclusive forum provision, and (ii) include board nomination and appointment provisions, among other changes that may substantively affect stockholder rights. Please tell us whether you will provide stockholders with a separate vote regarding these changes. Please refer to Rule 14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3) Generally), available on our website.

Exhibits

28.   Please file a form of the Shareholders Agreement, the employment agreement with Mr. Sinha, and all agreements and instruments governing ReNew India material indebtedness, including ReNew India's 2022, 2024 and 2027 Notes and 2027 NCDs, as exhibits to your registration statement. See Item 21 of Form F-4 and Item 601(b)(10) of Regulation S-K.

29.   Please file your PPAs with material offtakers and any agreements with material suppliers, and discuss any additional material terms thereof in your prospectus, or tell us why you believe you are not required to do so. In that regard, we note you disclose on page 60 that ReNew India generated 82% of its total income from PPAs with central and state government-utility companies in the year ended March 31, 2020, and it had four customers, that are state distribution companies, each of which accounted for over 10% of its total income in the year ended March 31, 2020. We further note that you disclose on page 204 that you have signed long-term PPAs with central and state-run utilities, government-backed corporations and private commercial and industrial users. In addition, we note that Siemens Gamesa Renewable Power Private Limited represented 36.16 and Suzlon Energy Limited represented 24.38% of your OEM contracted capacity as of December 31, 2020. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson